Exhibit 12
MSW ENERGY HOLDINGS II LLC AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Unaudited, dollars in thousands)

	For the Period from		For the Period from
	June 25 through		January 1 through		For the Year Ended
	December 31, 2005		June 24, 2005		December 31, 2004

EARNINGS:
Pre-tax income (loss) from continuing operations before minority interest in consolidated subsidiary	$58,927		$(1,691)		$66,578
Less earnings attributable to Covanta Ref-Fuel Holdings LLC prior to consolidation	—		—		(6,148)

	$58,927		$(1,691)		$60,430
Add:
Fixed charges	33,472		31,708		50,486
Distributed earnings of Covanta Ref-Fuel Holdings LLC prior to consolidation	—		—		31,500

Earnings, as adjusted	$92,399		$30,017		$142,416

FIXED CHARGES:
Interest expense	$33,472		$31,708		$50,486

Fixed charges	$33,472		$31,708		$50,486

RATIO OF EARNINGS TO FIXED CHARGES:	2.76	x	0.95	x	2.82x

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